May 24, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

RE:	RidgeWorth Funds (the “Registrant”)

File Nos. 033-45671; 811-06557

Post-Effective Amendment No. 89

Ladies and Gentlemen:

We hereby submit for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), Post-Effective Amendment No. 89 under the 1933 Act and Amendment No. 91 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement on Form N-1A (the “Amendment”).

The primary purposes of the Amendment are to reflect change in the principal investment strategies of the Corporate Bond Fund, Limited-Term Federal Mortgage Securities Fund and U.S. Government Securities Fund. The Amendment also makes certain clarifying changes and non-material revisions to the prospectus and statement of additional information. It is intended that the Amendment become effective on August 1, 2013.

If you should have any questions relating to the Amendment, please contact me at 617-662-3969.

Sincerely,

/s/ Francine S. Hayes
Francine S. Hayes Vice President and Managing Counsel

cc:	Ms. Julia Short

Magda El Guindi-Rosenbaum, Esq.